BGC Partners, Inc.

499 Park Avenue

New York, NY 10022

October 10, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kristi Marrone
Senior Accountant

Re:	BGC Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 28, 2014
File No. 001-35591

Dear Ms. Marrone:

On behalf of BGC Partners, Inc. (the “Company”), we are writing in response to the comment letter, dated September 18, 2014, from you relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed on February 28, 2014 (File No. 001-35591).

For your convenience, the Company has repeated your comments in full, and the Company’s responses are consistent with the numbering of the comments and headings used in your letter.

Form 10-K for the Year Ended December 31, 2013

Cash Position Analysis, page 119

1.	We have reviewed your response to comment 1 and the references to the non-GAAP CDI, and we continue to believe that the measure cash position is a non-GAAP measure. In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K related to this non-GAAP liquidity measure. Additionally, in future filings, please revise or exclude your table showing changes in cash position, as it appears to be a modified statement of cash flows, and may attach undue prominence to the non-GAAP information. Refer by analogy to question 102.10 of the CDI Non-GAAP Financial Measures. In your response, please show us the disclosure you intend to include in future filings.

United States Securities and Exchange Commission

Division of Corporation Finance

October 10, 2014

Page | 2

Response #1

In consideration of your comments received on September 18, 2014, in future filings, we will present a revised Liquidity Analysis, as shown below (using the first six months of 2014 and 2013 for illustrative purposes):

LIQUIDITY ANALYSIS

We consider our liquidity to be comprised of the sum of Cash and cash equivalents plus Marketable securities and Securities owned for liquidity purposes. The discussion below describes the key components of our liquidity analysis, including earnings, dividends and distributions, net investing and funding activities including repurchases and redemptions of Class A common stock and partnership units, security settlements, changes in securities held and marketable securities, and changes in our working capital.

We consider the following in analyzing changes in our liquidity.

A comparison of consolidated net income adjusted for certain non-cash items (e.g., grants of exchangeability) as presented on the cash flow statement. Dividends and distributions are payments made to our holders of common shares and limited partnership interests and are related to earnings from prior periods. These timing differences will impact our cash flows in a given period.

Our investing and funding activities represent a combination of our capital raising activities, including short-term borrowings and repayments, issuances of shares under our controlled equity offerings (net), Class A common stock repurchases and partnership unit redemptions, purchases and sales of securities, dispositions, and other investments (e.g. acquisitions, forgivable loans to new brokers and capital expenditures—all net of depreciation and amortization).

Our securities settlement activities primarily represent deposits with clearing organizations. In addition, when advantageous, we may elect to facilitate the settlement of matched principal transactions by funding failed trades, which results in a temporary secured use of cash and is economically beneficial to us.

Other net changes in working capital represent changes primarily in receivables and payables and accrued liabilities that impact our liquidity.

Changes in Securities owned and Marketable securities may result from additional cash investments or sales, which will be offset by a corresponding change in Cash and cash equivalents and accordingly will not result in a change in our liquidity. Conversely, changes in the market value of such securities and the receipt of the NASDAQ earn-out in the form of additional NASDAQ shares are reflected in our earnings or other comprehensive income and will result in changes in our liquidity.

United States Securities and Exchange Commission

Division of Corporation Finance

October 10, 2014

Page | 3

The following is an analysis which describes the key components of changes in our liquidity.

Discussion of six months ended June 30, 2014

The table below presents our Liquidity as of June 30, 2014 and December 31, 2013:

	Liquidity as of
(in millions)	June 30, 2014	December 31, 2013
Cash and cash equivalents	$558.2	$716.9
Securities owned	35.8	33.1
Marketable securities	50.2	45.0

Total	$644.2	$795.0

The $150.8 million decrease in our liquidity from $795.0 million to $644.2 million as of June 30, 2014 was primarily driven by a) $67.4 million related to repurchases and redemptions during the period b) $50.0 million in net changes in working capital and other uses of cash primarily driven by the timing of tax payments and c) Securities settlement activities which used $28.3 million of cash during the period primarily related to fail transactions, which results in a temporary decrease in cash.

Discussion of six months ended June 30, 2013

The table below presents our Liquidity as of June 30, 2013 and December 31, 2012:

	Liquidity as of
(in millions)	June 30, 2013	December 31, 2012
Cash and cash equivalents	$1,070.4	$388.4
Securities owned	32.0	32.0
Marketable securities	- 0 -	-0-

Total	$1,102.4	$420.4

The $682.0 million increase in our liquidity from $420.4 million to $1,102.4 million as of June 30, 2013 was primarily driven by the cash received from the sale of eSpeed to NASDAQ OMX in June 2013. The net proceeds from the divestiture of eSpeed was approximately $747.7 million. This increase in our liquidity was partially offset by $71.9 million of dividends and distributions paid to our shareholders and limited partners.

Consolidated Statements of Operations, page 140

2.	We have reviewed your response to comment 2. Please explain to us why you believe the gains recognized on the sale of your eSpeed business, electronic benchmark U.S. Treasury platform and LME investment and losses on equity method investments meet the definition of revenue contemplated in ASC 605-10-20.

United States Securities and Exchange Commission

Division of Corporation Finance

October 10, 2014

Page | 4

Response #2

In consideration of your comments received on September 18, 2014, in future filings, we will present Gain on divestiture and sale of investments, Losses on equity investments and Other income in a separate section of our Consolidated Statements of Operations captioned “Other income (losses), net,” as shown below:

BGC PARTNERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2014		2013		2014		2013
Revenues:
Commissions	$	XXXX	$	XXXX	$	XXXX	$	XXXX
Principal transactions		XX		XX		XX		XX
Real estate management services		XX		XX		XX		XX
Fees from related parties		XX		XX		XX		XX
Market data		XX		XX		XX		XX
Software solutions		XX		XX		XX		XX
Interest income		XX		XX		XX		XX
Other revenues		XX		XX		XX		XX

Total revenues		—		—		—		—
Expenses:
Compensation and employee benefits		XX		XX		XX		XX
Allocations of net income and grant of exchangeability to limited partnership units and FPUs		XX		XX		XX		XX

Total compensation and employee benefits		—		—		—		—
Occupancy and equipment		XX		XX		XX		XX
Fees to related parties		XX		XX		XX		XX
Professional and consulting fees		XX		XX		XX		XX
Communications		XX		XX		XX		XX
Selling and promotion		XX		XX		XX		XX
Commissions and floor brokerage		XX		XX		XX		XX
Interest expense		XX		XX		XX		XX
Other expenses		XX		XX		XX		XX

Total expenses		—		—		—		—

Other income (losses), net:
Gain on divestiture and sale of investments		XX		XX		XX		XX
Losses on equity investments		XX		XX		XX		XX

United States Securities and Exchange Commission

Division of Corporation Finance

October 10, 2014

Page | 5

Other income		XX		XX		XX		XX

Total other income (losses), net		—		—		—		—
Income from operations before income taxes		—		—		—		—
Provision for income taxes		XX		XX		XX		XX

Consolidated net income		XX		XX		XX		XX

Less: Net income attributable to non-controlling interest in subsidiaries		XX		XX		XX		XX

Net income available to common stockholders		XX		XX		XX		XX

Per share data:
Basic earnings per share
Net income available to common stockholders		XX		XX		XX		XX

Basic earnings per share		XX		XX		XX		XX

Basic weighted-average shares of common stock outstanding		XX		XX		XX		XX

Fully diluted earnings per share
Net income for fully diluted shares		XX		XX		XX		XX

Fully diluted earnings per share		XX		XX		XX		XX

Fully diluted weighted-average shares of common stock outstanding		XX		XX		XX		XX

Dividends declared per share of common stock	$	XXXX	$	XXXX	$	XXXX	$	XXXX

Dividends declared and paid per share of common stock	$	XXXX	$	XXXX	$	XXXX	$	XXXX

United States Securities and Exchange Commission

Division of Corporation Finance

October 10, 2014

Page | 6

*     *     *    *

The Company hereby acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments regarding the foregoing should be directed to the undersigned at 011 44 207 894 7473.

Very truly yours,

By:	/s/ Anthony Graham Sadler
Anthony Graham Sadler
Chief Financial Officer

cc:	Howard W. Lutnick (BGC Partners, Inc.)

Stephen M. Merkel, Esq. (BGC Partners, Inc.)

Janet Truncale (Ernst & Young, LLP)

Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)